Hunt Smarter, Not Harder



🛡️ Breaches ⚠️ Threats ◎ Industries ⊞ Technology 👥 Actors

Ebrahim Saed · 3rd
Co-founder & CTO | TruKno

Alexandria, Egypt · Contact info

500+ connections

🔒 Message   + Follow   More

🔻 TruKno

🏛️ Cairo University

About

Ebrahim is the CTO and co-founder of TruKno Cyber Threat Intelligence, where he is responsible for all technical development and data orchestration.

He has been a full-stack developer for the last 13 years, working on a wide array of enterprise software, specializing in Node.JS, Data modeling, and MVC. Prior to this, he acted as a senior technical office engineer.

Activity
3,019 followers

Ebrahim hasn't posted lately
Ebrahim's recent posts and comments will be displayed here.

Show all activity →

Experience

🔻 **Chief Technology Officer**
TruKno · Full-time
Feb 2019 - Present · 4 yrs 1 mo
Denver, Colorado, United States

TruKno is a Cyber Threat Intelligence Curation & Collaboration platform based out of Denver, Colorado.

...see more

Education

🏛️ **Cairo University**
Bachelor's degree, Computer Science
2001 - 2006

Structural Design

Skills

Docker

Kubernetes

Microservices

Show all 39 skills →

Interests

Top Voices   Companies   Schools

Tony Robbins in · 3rd
#1 New York Times best-selling author, life and business strategist, philanthropist, entrepreneur
7,324,478 followers

+ Follow

Geoffrey Moore in · 3rd
Author, speaker, advisor, best known for Crossing the Chasm and Zone to Win with the latest book being The Infinite Staircase. Partner at Wildcat Venture Partners. Chairman Emeritus Chasm Group & Chasm Institute
667,238 followers

+ Follow

Show all 8 Top Voices →

Linked in

About
Community Guidelines
Privacy & Terms ▾
Sales Solutions
Safety Center

Accessibility
Careers
Ad Choices
Mobile

Talent Solutions
Marketing Solutions
Advertising
Small Business

❓ Questions?
Visit our Help Center.

⚙️ Manage your account and privacy
Go to your Settings.

Select Language

English (English) ▾

LinkedIn Corporation © 2023